Exhibit 99.4

November 4, 2022

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sonia Bednarowski and John Dana Brown

Re: Spirits Capital Corporation

Draft Offering Statement on Form

Submitted September 8, 2022

CIK No. 0001881767

Spirits Capital Corporation (the “Company”) previously submitted a Draft Offering Statement on Form 1-A (the “Offering Statement”) on a confidential basis pursuant with the Securities and Exchange Commission (the “Commission”) on September 8, 2022. This Submission No. 1 (the “Submission No. 1”) will reflect the Company’s responses to the comment letter to the Registration Statement received on October 12, 2022 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Submission No. 1 and all references to page numbers in such responses are to page numbers in Submission No. 1.

1. Please clarify whether you intend to register a class of securities under Section 12 of t he Exchange Act concurrently with this offering and, if so, revise throughout so that your disclosure regarding plans to register a class of securities under Section 12 is consistent.

Response: The Company acknowledges the Staff’s comment and respectfully advises that the Company does not intend to concurrently register a class of securities under Section 12 of the Exchange Act.

2. You state in the offering circular and on your website that you intend to sponsor “securitized tokens” and “securitizations” and on your website that you are offering “asset-backed investment” and an “asset-backed token.” Please clarify in the offering circular what you mean by “securitized” and “securitizations.” Please also confirm that you do not intend to offer in a Regulation A offering “asset-backed securities” as defined in Item 1101(c) of Regulation AB. Refer to Rule 261(c) of Regulation A.

Response: The Company acknowledges the Staff’s comment and respectfully advises that the Company will not be offering “asset-backed securities” as defined in Item 1101(c) of Regulation AB. The Company has revised the offering circular in the Business section as requested to further clarify the terms “securitized” and “securitizations.”

The Company would like to unequivocally state that this registration offering circular shall not result in the issuance of “asset-backed securities” as defined in Item 1101(c) of Regulation AB. The Company’s subsidiary, SWT, is conducting a private placement under the Section 4(2), Rule 506 of the Securities Act of 1933. SWT is employing a digital tracking mechanism, built on the Ethereum blockchain, by which investors can digitally track and monitor a particular spirit during the applicable maturation process, this is what is referred to as securitization.

3. Please provide your legal analysis as to whether the Security Tokens are securities under Section 2(a)(1) of the Securities Act. Additionally, regarding Spirit Whiskey Tokens, Inc.’s platform and your Security Tokens and any other “securitized tokens” you plan to create, hold, or offer, please revise your disclosure as follows:

●	Provide a detailed description of the policies and procedures that you and your subsidiaries use to determine whether any crypto assets that you hold or otherwise acquire are securities for purposes of the federal securities laws, or are likely to be deemed securities;

●	Disclose that any determination you or your subsidiaries make is a risk-based judgment by the company and not a legal standard or determination binding on any regulatory body;

●	Provide a separately captioned risk factor related to such processes and procedures, addressing the specific risks inherent in any policies and procedures for determining that any crypto assets are not securities; and

●	Describe the potential regulatory risks under the U.S. federal securities laws if such crypto assets are determined to be securities, such as whether the company could become subject to regulation under the Investment Company Act or as a broker dealer under the Securities Exchange Act.

Response: The Company acknowledges the Staff’s comment and respectfully advises that the Company has updated its offering circular to include the framework by which it and its subsidiaries determine the owner of a particular crypto asset involved in an offering by a subsidiary of the Company. The Company respectfully confirms its legal position that the Security Tokens issued by its subsidiary, Spirit Whiskey Tokens, Inc., (“SWT”) are securities under Section 2(a)(1) of the Securities Act. The Company’s subsidiary, SWT, plans to avail itself of the Section 4(2), Rule 506 of the Securities Act of 1933 private placement exemption to issue the Security Tokens in compliance with current Securities laws and regulations.

The Company respectfully advises that it has updated the offering circular to disclose that that any determination that we or our subsidiaries make is a risk-based judgment by us and not a legal standard or determination binding on any regulatory body and a separately captioned risk factor for determining that if crypto assets are securities in the Risk Factor section of offering circular.

The Company respectfully advises the Staff that its subsidiaries: (1) SWT and (2) Spirits Global, Inc. (“SG”), have prepared private placement materials in pursuance with Section 4(2), Rule 506, of the Securities Act of 1933. Pending the qualification of this Form 1-A offering circular, the Company would be subject to regulatory risks that all companies who issue Regulation A+, Tier 2 securities would be subject to. At this time, the Company, on behalf of itself, as well as its subsidiaries, is not aware of any other regulatory body, for securities, whose jurisdiction would involve the activities of the Company.

4. Please disclose the material terms and characteristics of the Security Tokens and the characteristics of any other crypto assets you plan to create, the process by which any distributions have occurred or will be executed compliance with the federal securities laws, and in your risk factors section, the risks associated with holding the tokens, such as any risks and challenges related to the storage or custody of the private keys, the threat of a cybersecurity breach and volatility in the value of the tokens. Disclose the blockchain on which the Security Tokens exist, whether, and, if so, how Security Token holders can engage in transactions with the Security Tokens, including a description of any transaction costs associated with the transfer of Security Tokens. Please disclose any redemption provisions and if so, the mechanisms designed to satisfy demand for redemptions.

Response: The Company acknowledges the Staff’s comment and respectfully advises that the Company has updated its offering circular with description of the Security Tokens in the Business section. The multiple disclosure requests contained in this comment have been incorporated into the Risk Factor section.

Each Security Token will represent a fixed fractional ownership in an investable product (e.g., Whiskey Barrels). Security Tokens are generated on the Ethereum blockchain based on the matured, or maturing, spirit. Each Security Token holds the same value and is not changeable. The total amount of Security Tokens and rates available for distributions are predefined, and the offering is only open to accredited investors. Security Token holders have the right to transfer tokens to their personal wallets off our platform at their own risk after the twelve months hold. Due to the nature of Security Tokens, lost Security Tokens occurring off our platform are not retrievable. Within the token prices, the platform operational one-time fees are included within the offered token rates. However, all tokens are subject to blockchain transaction fees that are out of the Company and its subsidiaries’ control. In theory, upon the sale of the mature spirits, the token holder will receive the disclosed offered amount at the end of the maturity period.

5. Please provide your analysis whether the Cask Investment Deeds are “securities” within the meaning of Section 2(a)(1) of the Securities Act. In your response, please tell us how the deeds are similar to or distinct from warehouse receipts. To the extent the deeds are securities, tell us how you will ensure that offers, sales, and transfers of deeds will comply with the federal securities laws.

Response: The Company respectfully advises the Staff that the Company acknowledges the Staff’s comment and respectfully has provide the following response. A Cask Investment Deed (the “Deed”) is a credit instrument issued by the Company. Each Deed is linked to a barrel of Premium American Whiskey (less than one year aged). The terms of the Deed dictate that the storage, insurance fees are considered overhead, to be paid by the Company. The Company views the Deeds as “evidence of indebtedness” as defined in Section 2(a)(1) of the Securities Act. The Deeds are distinct from warehouse receipts in the fact that a warehouse receipt is a document that provides proof of ownership of commodities that are stored in a warehouse, vault or depository for safekeeping. SG plans to issue these Deeds under the Section 4(2), Rule 506 of the Securities Act of 1933 private placement exemption. These deeds will not be directly issued from the Company, rather the Company’s subsidiary, SG.

6. Refer to the investor presentation on your website at https://ir.spiritscap.com/corporateprofile/investor-presentation/. Please file this presentation as an exhibit 13 to your offering statement. Additionally, please include on the cover page of the presentation the legends required by Rule 255(b).

Response: The Company respectfully advises the Staff that the Company acknowledges the Staff’s comment and respectfully has included a new version of an investor presentation from the link referenced in the comment above and replaced the publicly available file with a new version that has the updated legend required by Rule 255(b), the same file has been uploaded as an exhibit to the offering circular.

7. Please remove references to Section 27A of the Securities Act and Section 21E of the

Exchange Act as these safe harbors are not available.

Response: The Company respectfully advises the Staff that the Company acknowledges the Staff’s comment and respectfully has removed references to Section 27A of the Securities Act and Section 21E of the Exchange Act in the offering circular.

8. Please add risk factors describing the risks related to your industry and business operations, including, but not limited to, counter-party risks related to the purchase and sale of whiskey barrels, the risks related to volatility in the value of crypto assets, risks related to the operation of the platform, including dependence on the internet and other technologies, the potential of fraud and theft, risks related to custody of your whiskey barrels and crypto assets.

Response: The Company respectfully advises the Staff that the Company acknowledges the Staff’s comment and respectfully has included risk factors requested by the Staff in the offering circular in the Risk Factor section.

9. Please describe in detail the operations of Sprits Whiskey Tokens, Inc., and the platform that it operates, including the type of “investment opportunities” it offers via its platform, the fees it charges users of the platform, whether the platform supports third-party crypto assets or only the Security Tokens, whether the platform offers digital wallet services, the security and custody arrangements provided for users of the platform and the level of insurance that covers loss or theft of customer assets, and, in your risk factor section discuss the risk that you may be liable for a cybersecurity breach or fraud resulting in the loss of customer assets. Please disclose whether the platform runs on its own blockchain or whether it is dependent on another blockchain, and if so, the risks and challenges related to any reliance. Please also clarify how you generate revenues from the various aspects of your business. Similarly revise the offering circular summary.

Response: The Company respectfully advises the Staff that the Company acknowledges the Staff’s comment and respectfully has provide the following response. Although the Company hopes to benefit from the profits of its subsidiary, SWT. The Securitized Tokens of SWT are separate from this Regulation A offering circular. SWT will be offering a Securitized Token that provides a vehicle to accredited investors to participate in the appreciation of whiskey through its aging process. SWT tokens will be offered through the safe and transparent environment of the Ethereum blockchain that allows a would be investor to track and assess the status of an applicable barrel linked to said investor’s Securitized Token. SWT’s platform only allows investors to use cryptocurrencies or Fiat currencies to participate in SWT’s offering. However, an investor would not have the option to hold or perform any financial exchanges other than token purchasing on SWT’s platform. SWT’s platform would run on the Ethereum blockchain, and SWT would follow all the standard cybersecurity protocols.

SWT’s platform was designed to be implemented on the Ethereum blockchain. This platform was created to follow cryptocurrency cybersecurity protocols known as the Cryptocurrency Security Standard (“CCSS”) & the Payment Card Industry Data Security Standard (“PCI DSS”). The CCSS’ purpose was to augment standard information security practices as well as complement existing standards (e.g., ISO 27001 is comprised of more than a dozen standards in the ISO/IEC 27000 family, including best practices in data protection and cyber resilience. These standards enable organizations of various sectors and sizes to manage the security of their digital data (including, but not limited to: financial information, intellectual property, employee data, and information entrusted by third parties).

PCI DSS (Payment Card Industry Data Security Standard) is used throughout the entire transaction flow (e.g., the type of technology used to complete a financial transaction, how the transaction data is stored and protected during and after said transaction, as well as how to locate data from a completed transaction saved on a given server). This standard was spearheaded by the major payment brands, e.g., American Express, Discover Financial Services, JCB International, MasterCard, and Visa.

Additionally, all SWT accounts and servers will be designed to be secured via: (1) 2FA, a two tiered protection feature, for future SWT investors, to eliminate risks from malicious accounts; (2) DDoS, a preventative means to reduce SWT server accessibility disruption; (3) SSL, an added layer of encryption between a user’s browser and SWT’s platform; (4) XSS Protection, created to prevent hackers from infecting future investors’ or SWT’s browsers with malicious code; (5) CSRF Protection, protects against malicious actors being able to hijack authenticated connections on SWT’s platform to perform unauthorized actions; and (6) AES-256 Encryption, used to protect SWT and future investors’ confidential data, such as crypto password hashes using crypto algorithms.

Investors participating in SWT’s platform token offering are not subject to any additional fees, such as monthly maintenance fees, except the blockchain transfer fees, which will occur if the token holder requests a transfer of tokens to another crypto wallet. The platform will be insured under first-party cybersecurity liability insurance. SWT’s revenue for the proposed private placement will derive from the sale of the underlying distilled spirits after said spirits have been aged. The Securitized Tokens that will be offered to potential investors are in no way related to this Regulation offering.

10. Please discuss the federal and state regulations applicable to your business.

Response: The Company respectfully advises the Staff that the Company acknowledges the Staff’s comment and respectfully has provide the following response. From a securities perspective. The Company’s subsidiaries rely on the safe harbor of Section 4(2), Rule 506, of the Securities Act of 1933 for lawful issuances of the Deeds and the Securitized Tokens. The contractual relationship that Spirits Capital Corporation and its subsidiaries have with various distilleries allows Spirits Capital Corporation to carry-out its operational activities, without having to register and/or file with State and or Federal alcohol agencies, due to the presence of and obligations contractually assumed by various distilleries. Compliance is a chief priority of Spirits Capital Corporation, and its subsidiaries, in pursuit of maintaining optimal compliance with the current and future laws, rules, and ordinances, the Company will routinely monitor relevant regulatory issuances for new and upcoming changes to applicable regulatory entities.

11. Please disclose material terms of the Cask Investment Deeds, including the maturity date of each deed, redemption provisions, and the rights and obligations as well as the risks related to the offering and ownership of the deeds. Discuss the nature of the “security interest” represented by the deeds, including whether the security interest is governed by the Uniform Commercial Code, the manner of perfecting the security interest, and how deed holders enforce the security interest in the event of loss or default. Also disclose your policies related to the purchase, sale, storage and valuation of the whiskey barrels. Similarly revise the offering circular summary.

Response: The Company respectfully advises the Staff that the Company acknowledges the Staff’s comment and respectfully has provide the following response. The following operational description does not directly involve the Company. Rather the Company’s subsidiary, SG is responsible for offerings and/or issuances of the Deeds. Each Deed is linked to a barrel of newly-filled (less than one year) of Premium American Whiskey, as defined in the Securities Purchase Agreement for the Deeds. Each barrel will be stored in a secure bonded facility and insured over the term of the Deed. All costs of storage and insurance are obligations of SG The Deed has a maturity date of five years from the date of issuance with the deedholder. SG has a right to redeem the Deed at any time after twelve months at a prorated amount of fifteen percent per annum.

Each deedholder has the right to receive their principal and investment return upon maturity or redemption. SG is obligated to perform on these payments. SG has a limited operating history and an investment in a Deed is speculative. The value of the barrels can be affected by general economic conditions as well as price volatility of the Premium American Whiskey.

In the event of default or dispute the deedholder has the remedies afforded to them pursuant to the Deed’s Security Agreement which states the following.

“In the event of default in the payment of any of the Obligations or any other amount payable thereunder, when due, or upon the happening of any of the events of default specified in paragraph 5 hereof, and at any time thereafter, at the option of the holder thereof, any or all of the Obligations shall become immediately due and payable without presentment or demand or any notice to SG or any other person obligated thereon and Secured Party shall have and may exercise with reference to the Collateral and Obligations any or all of the rights and remedies of a secured party under the Uniform Commercial Code as adopted in the State of Delaware, and as otherwise granted herein or under any other applicable law or under any other agreement executed by SG including, without limitation, the right and power to sell through a licensed Distributor, at public or private sale or sales, or otherwise utilize the Collateral and any part or parts thereof in any manner authorized or permitted under said Uniform Commercial Code after default by a SG and to apply the proceeds thereof toward payment of any costs and expenses and attorneys’ fees and legal expenses thereby incurred by Secured Party and toward payment of the Obligations in such order or manner as Secured Party may elect.

Specifically and without limiting the foregoing, Secured Party may require SG, to assemble the Collateral or any security therefor and make it available to Secured Party at a place to be designated by Secured Party which is reasonable and convenient to both parties; and Secured Party shall have the right to take possession of all or any part of the Collateral through a licensed Distributor. To the extent permitted by law, SG expressly waives any notice of sale or other disposition of the Collateral or exercise of any other rights or remedies of SG or formalities prescribed by law relative to sale or disposition of the Collateral or exercise of any other right or remedy of Secured Party existing after default hereunder. To the extent that any such notice is required and cannot be waived, SG agrees that if such notice is mailed, postage prepaid, to SG at its address specified herein five (5) days before the time of the sale or disposition, or such lesser time as is reasonable under the circumstances, such notice shall be deemed reasonable and shall fully satisfy any requirement for giving of notice.”

The security interest, or the Deed, is governed by the UCC in the state where barrels are being stored, per the terms of the Deed Security Agreement. SG must sign the agreement, thereby authenticating the security agreement. To perfect the security interest, the deed holder would be required to file a financing statement with the appropriate public office. If SG happens to default, the deed holder may proceed to seize the asset or have the assets sold to pay the obligation created by the Deed Security Agreement.

SG purchases the barrels exclusively from qualified Premium American Whiskey distilleries. We carefully inspect the distillery’s operations, management and storage facilities. Evaluate the insurance policy in which the barrels will be covered under as well as monitor the annual valuation process of the insurance company providing coverage.

In addition, SG has created a dedicated email, deed@spiritscap.com, to allow any deedholder to contact SG with any comments, questions or concerns. This email will be actively monitored by the CEO and CFO of SG to ensure that any communication will receive response within a timely manner.

12. Please disclose the number of Cask Investment Deeds and Security Tokens that are outstanding as of the most recent practicable date.

Response: The Company respectfully advises the Staff that the Company acknowledges the Staff’s comment and respectfully has updated the offering circular and is happy to clarify that as of the date that this response letter is submitted the Company’s subsidiary SG has four-hundred (400) Cask Investment Deeds outstanding and SWT, another subsidiary of the Company, has zero (0) Security Tokens outstanding.

13. Please describe your plan of operation for the twelve months following the commencement of the offering and ensure your revised disclosure is consistent with the use of proceeds section. Refer to Item 9(c) of Part II to Form 1-A.

Response: The Company acknowledges the Staff’s comment and respectfully has updated the offering circular, in to Item 9(c) of Part II to Form 1-A, and is happy to clarify that as of the date that this response letter is submitted the Current plan of operation for the Company is as follows.

Our plan of operations is to create a financial technology platform that enables our subsidiaries, SG and SWT to serve as sponsors and to facilitate alternative investments in the spirits industry. The Company integrates whiskey and technology experts to bring our customers value through transparent transactions and as such we will require access to barrels of whiskey.

We plan to use a significant portion of the net proceeds of this Reg A+ offering to put down deposits on barrel allocations with multiple distilleries. Securing barrel allocations over the next several years is a key component of our business plan for the purposes of pricing and fulfilment. With barrel allocations, we will use a significant marketing and advertising presences to create a market awareness of both Deeds issued by SG and Security Tokens issued by SWT. At this time, we cannot reliably estimate the nature, timing or aggregate amount of such costs. We intend to continue to build our corporate and operational infrastructure and to build interest in our product and service offerings and as such are unable to project those costs at this time.

As noted above, the pivot to this plan of operations requires us to raise significant additional capital immediately. If we are successful in raising capital through the sale of shares offered for sale in this offering circular we believe that the Company will have sufficient cash resources to fund its plan of operations for the next twelve months.

We continually evaluate our plan of operations discussed above to determine the manner in which we can most effectively utilize our limited cash resources. The timing of completion of any aspect of our plan of operations is highly dependent upon the availability of cash to implement that aspect of the plan and other factors beyond our control. There is no assurance that we will successfully obtain the required capital or revenues, or, if obtained, that the amounts will be sufficient to fund our ongoing operations. The inability to secure additional capital would have a material adverse effect on us, including the possibility that we would have to sell or forego a portion or all of our assets or cease operations. If we discontinue our operations, we will not have sufficient funds to pay any amounts to our stockholders.

Even if we raise additional capital in the near future, if our operating business segments fail to achieve anticipated financial results, our ability to raise additional capital in the future to fund our operating business segments would likely be seriously impaired. If in the future we are not able to demonstrate favorable financial results or projections from our operating business segments, we will not be able to raise the capital we need to continue our then current business operations and business activities, and we will likely not have sufficient liquidity or cash resources to continue operating.

Because our working capital requirements depend upon numerous factors there can be no assurance that our current cash resources will be sufficient to fund our operations. At present, we have no committed external sources of capital, and do not expect any significant product revenues for the foreseeable future. Thus, we will require immediate additional financing to fund future operations. There can be no assurance, however, that we will be able to obtain funds on acceptable terms, if at all.

14. Please file the form of Cask Investment Deed as an exhibit to your offering statement.

To be filed as an Exhibit.

Response: The Company respectfully advises the Staff that the Company acknowledges the Staff’s comment and respectfully has included the form of the Cask Investment Deed as an exhibit to the offering circular.

We trust that the above is responsive to your comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 646-838-1310.

Sincerely,

/s/Ross Carmel
Ross Carmel, Esq.
Carmel, Milazzo & Feil LLP